Exhibit 3.1

SECOND AMENDMENT
TO
THIRD AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP OF MPLX LP

This Second Amendment (this “Amendment”) to the THIRD AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF MPLX LP, a Delaware limited partnership (the “Partnership”), dated effective as of October 31, 2016 and amended as of February 23, 2017 (the “Partnership Agreement”), is entered into as of January 2, 2018 by MPLX GP LLC, a Delaware limited liability company (the “General Partner”), as the general partner of the Partnership. Capitalized terms used but not defined herein have the meanings given such terms in the Partnership Agreement.
RECITALS
WHEREAS, the General Partner desires to amend the Partnership Agreement to, among other things, satisfy requirements, conditions or guidelines contained in the changes to the partnership audit and adjustment procedures enacted by or in response to the Bipartisan Budget Act of 2015, which become effective on January 1, 2018; and
WHEREAS, in accordance with Section 13.1(d) of the Partnership Agreement, the General Partner has determined that the amendments to the Partnership Agreement contained herein (i) do not adversely affect the Limited Partners considered as a whole or any particular class of Partnership Interests as compared to other classes of Partnership Interests in any material respect, (ii) are necessary or appropriate to satisfy the requirements, conditions or guidelines contained in a federal statute or regulations of a federal agency issued under a federal statute and/or (iii) are required to effect the intent expressed in the IPO Registration Statement or the intent of the provisions of the Partnership Agreement.
NOW, THEREFORE, in consideration of the premises set forth above, the General Partner hereby amends the Partnership Agreement as follows:
Section I    Amendments.
A.Section 9.3 of the Partnership Agreement is hereby amended and restated in its entirety to read as follows:

“Section 9.3    Tax Controversies.
(a)Subject to the provisions hereof, the General Partner (or its designee) is designated as the “Tax Matters Partner” (as defined in Section 6231(a)(7) of the Code as in effect prior to the enactment of the Bipartisan Budget Act of 2015), and the “Partnership Representative” (as defined in Section 6223 of the Code following the enactment of the Bipartisan Budget Act of 2015 or under any applicable state or local law providing for an analogous capacity), and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. In its capacity as Partnership Representative, the General Partner shall exercise, in its sole discretion, any and all authority of the Partnership Representative, including, without limitation, (i) binding the Partnership and its Partners with respect to tax matters and (ii) determining whether to make any available election under Section 6226 of the Code or an analogous election under state or local law, which election permits the Partnership to pass any partnership adjustment through to the Persons who were Partners of the Partnership in the year to which the adjustment relates and irrespective of whether such Persons are Partners of the Partnership at the time such election is made. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner in its capacity as Tax Matters Partner or Partnership Representative. For Partners that are not tax-exempt entities (as defined in Section 168(h)(2) of the Code) and subject to the General Partner’s discretion to seek modifications of an imputed underpayment, this cooperation includes (i) filing amended federal, state or local tax returns, paying any additional tax (including interest, penalties and other additions to tax), and providing the General Partner with an affidavit swearing to those facts (all within the requisite time periods), and (ii) providing any other information requested by the General Partner in order to seek modifications of an imputed underpayment. For Partners that are tax-exempt entities (as defined in Section 168(h)(2) of the Code) and subject to the General Partner’s discretion to seek modifications of an imputed underpayment, this cooperation includes providing the General Partner with information necessary to establish the Partner’s tax-exempt status. This agreement to cooperate applies irrespective of whether such Persons are Partners of the Partnership at the time of the requested cooperation.
(b)Each Partner agrees that notice of or updates regarding tax controversies shall be deemed conclusively to have been given or made by the General Partner if the Partnership has either (i) filed the information for which notice is required with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such information is publicly available on such system or (ii) made the information for which notice is required available on any publicly available website maintained by the Partnership, whether or not such Partner remains a Partner in the Partnership at the time such information is made publicly available. Notwithstanding anything herein to the contrary, nothing in this provision shall obligate the Partnership Representative to provide notice to the Partners other than as required by the Code.
(c)The General Partner may amend the provisions of this Agreement as it determines appropriate to satisfy any requirements, conditions, or guidelines set forth in any amendment to the provisions of Subchapter C of Chapter 63 of Subtitle F of the Code, any analogous provisions of the laws of any state or locality, or the promulgation of regulations or publication of other administrative guidance thereunder.”

B.Section 9.4 of the Partnership Agreement is hereby amended and restated in its entirety to read as follows:
“Section 9.4    Withholding and Other Tax Payments by the Partnership.
(a)The General Partner may treat taxes paid by the Partnership on behalf of all or less than all of the Partners as a distribution of cash to such Partners, or a general expense of the Partnership, or as indemnifiable payments made by the Partnership on behalf of the Partners or former

Partners (as provided in Section 9.4(c), as determined appropriate under the circumstances by the General Partner.
(b)Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code, or established under any foreign law. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income or from a distribution to any Partner (including by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 or Section 12.4(c) in the amount of such withholding from such Partner.
(c)If the Partnership pays an imputed underpayment under Section 6225 of the Code and/or any analogous provision of the laws of any state or locality, the General Partner may require that some or all of the Partners of the Partnership in the year to which the underpayment relates indemnify the Partnership for their allocable share of that underpayment (including interest, penalties and other additions to tax). This indemnification obligation shall not apply to a Partner to the extent that (i) the Partnership received a modification of the imputed underpayment under Section 6225(c)(2) of the Code (or any analogous provision of state or local law) due to the Partner’s filing of amended tax returns and payment of any resulting tax (including interest, penalties and other additions to tax), (ii) the Partner is a tax-exempt entity (as defined in Section 168(h)(2) of the Code) and either the Partnership received a modification of the imputed underpayment under Section 6225(c)(3) of the Code (or any analogous provision of state or local law) because of such Partner’s status as a tax-exempt entity or the Partnership did not make a good faith effort to obtain a modification of the imputed underpayment due to such Partner’s status as a tax-exempt entity, or (iii) the Partnership received a modification of the imputed underpayment under Section 6225(c)(4)-(6) of the Code (or any analogous provision of state or local law) as a result of other information that was either provided by the Partner or otherwise available to the Partnership with respect to the Partner. This indemnification obligation imposed on Partners, including former Partners, applies irrespective of whether such Persons are Partners of the Partnership at the time the Partnership pays the imputed underpayment.”
Section II    Ratification of Partnership Agreement. Except as hereby amended, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.
Section III    Applicable Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to any internal principles of conflicts of laws that would result in the application of the laws of another jurisdiction.
Section IV    Invalidity of Provisions. If any provision of this Amendment is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.
[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Second Amendment to the Third Amended and Restated Agreement of Limited Partnership of MPLX LP to be effective as of January 1, 2018.

GENERAL PARTNER:

MPLX GP LLC

By:	/s/ Gary R. Heminger
Gary R. Heminger
Chairman of the Board and
Chief Executive Officer